O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MREDA@OLSHANLAW.COM

DIRECT DIAL:  212.451.2260

June 23, 2017

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Taubman Centers, Inc. DFAN14A filed on June 19, 2017 DFAN14A filed on June 12, 2017 PREC14A filed on June 12, 2017 Filed by Land & Buildings Capital Growth Fund, LP et al. File No. 1-11530

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 21, 2017 (the “Staff Letter”) with regard to the above-referenced matters. We have reviewed the Staff Letter with our client, Land & Buildings Capital Growth Fund, LP (together with the other participants in the solicitation, “Land & Buildings”), and provide the following responses on Land & Buildings’ behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Solicitation Statement.

General

1.	Predictions as to specific future market values may be misleading within the context of Rule 14a-9 where there is no basis for or explanation of the forecasted information. During the conference call on June 12, 2017 (the transcript of which is field as an exhibit to the DFAN14A filed on the same date), Mr. Litt stated: “We estimate the value is $106 per share - it is trading in the $60’s.” There is not factual foundation expressed as to how you arrived at this prediction of value. Please avoid such unsubstantiated statements in future without adequate factual foundation to explain how you arrived at the estimate.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 23, 2017

Land & Buildings acknowledges the Staff’s comment and will refrain from making unsubstantiated statements regarding future market values without adequate factual foundation to explain how Land & Buildings arrived at such estimates.

2.	Please supplementally provide copies of the pleadings in the lawsuit you reference and that you have filed against the Company in Delaware State Court. If you previously filed these documents in connection with another proxy contest, please identify the filing.

Land & Buildings acknowledges the Staff’s comment and has supplementally provided the Staff with the amended complaint attached hereto as Annex A that was filed against the Company in the United States District Court for the Eastern District of Michigan on June 5, 2017. Land & Buildings has revised the Solicitation Statement to reflect the filing of the amended complaint on June 5, 2017. As set forth in the Solicitation Statement, Land & Buildings initially filed a complaint against the Company on May 17, 2017 seeking Declaratory and Injunctive Relief in the United States District Court for the Eastern District of Michigan. The initial complaint was filed during the midst of Land & Buildings’ solicitation to elect directors at the Company’s 2017 Annual Meeting and as such, Land & Buildings filed a copy of such complaint with the Commission on Form DFAN14A on May 17, 2017. The Company has not yet filed a response to the complaint.

Preliminary Solicitation Statement filed June 12, 2017

3.	On the first page of the definitive solicitation statement, include the disclosure regarding the date it is being mailed by security holders, as required by Item 1(b) of Schedule 14A. (We note the statement at the bottom of page 6).

Land & Buildings acknowledges the Staff’s comment and has revised the Solicitation Statement accordingly. See page 1 of the Solicitation Statement.

4.	On the cover page, state the date by which you must obtain the consents of 25% of shareholders in order to call a special meeting by reference to the date the first written consent is obtained pursuant to this solicitation.

Land & Buildings acknowledges the Staff’s comment and respectfully advises the Staff that, unlike a solicitation of shareholders to act by written consent in lieu of meeting, neither the Company’s Restated By-laws nor the Michigan Business Corporation Act require the written requests of shareholders to call a special meeting to be obtained by a certain date. Land & Buildings has nonetheless advised shareholders in the Solicitation Statement to return the written requests promptly and has provided a goal date by which it would like to submit the written requests to the Company.

5.	Please provide the disclosure required by Item 23 of Schedule 14A.

Land & Buildings acknowledges the Staff’s comment and respectfully advises the Staff that Land & Buildings will be mailing separate copies of the Solicitation Statement and the special meeting request card in instances where two or more shareholders share the same address. Therefore, no additional disclosure is required under Item 23 of Schedule 14A.

June 23, 2017

Why You Were Sent the Solicitation Statement, page 3

6.	You assert that you were successful in “forcing the Company to admit that it had serious deficiencies.” It appears that even if your proxy contest resulted in the Company’s promise to make certain corporate governance changes, this is not tantamount to acknowledging serious deficiencies. Please revise this statement to acknowledge that it is your belief that your intervention resulted in the commitments made by the Company, and to modify the “serious deficiencies” language cited to more accurately reflect the Company’s alleged commitments.

Land & Buildings acknowledges the Staff’s comment and has revised the Solicitation Statement accordingly. See page 4 of the Solicitation Statement.

7.	On page 5, revise the reference to the “entrenchment-minded provisions of the Company’s Bylaws and Charter,” or re-characterize as your belief rather than as a statement of fact.

Land & Buildings acknowledges the Staff’s comment and has revised the Solicitation Statement accordingly. See page 5 of the Solicitation Statement.

* * * * *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan M. Reda

Meagan M. Reda

cc:	Jonathan Litt Land & Buildings Investment Management, LLC